UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 8)

UAP HOLDING CORP.
(Name of Subject Company (Issuer))
AGRIUM INC.
AGRIUM U.S. INC.
UTAH ACQUISITION CO.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

903441103
(CUSIP Number of Class of Securities)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
(212) 894-8700
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Leslie O’Donoghue, Esq. Agrium Inc. 13131 Lake Fraser Drive S.E. Calgary, Alberta Canada T2J 7E8 (403) 225-7000	Edwin S. Maynard, Esq. Robert B. Schumer, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3097	Patrick C. Finnerty, Esq. Blake, Cassels & Graydon LLP 3500 Bankers Hall East Tower 855 Second Street SW Calgary, Alberta, Canada T2P 4J8 (403) 260-9600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of
Filing Fee*

$2,146,255,430	$65,891

*	Estimated solely for purposes of calculating the filing fee. The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307. The transaction valuation was calculated by adding the sum of (i) the offer price of $39.00 per share multiplied by 52,457,020 shares of common stock, par value $0.001 per share, of UAP Holding Corp. outstanding as of November 30, 2007, (ii)(a) 1,411,305 shares of common stock par value $0.001 per share, of UAP Holding Corp., which were subject to issuance pursuant to the exercise of outstanding options as of November 30, 2007, multiplied by (b) the amount equal to $39.00 minus $2.56 (the weighted average exercise price of such outstanding options), and (iii) the offer price of $39.00 per share multiplied by 1,256,505 shares of common stock, par value $0.001 per share, of UAP Holding Corp., which were subject to issuance pursuant to the settlement of outstanding restricted stock units and the distribution of shares with respect to deferred equity units as of November 30, 2007.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$65,891.00	Filing Party:	Agrium Inc., Agrium U.S. Inc. and Utah Acquisition Co.
Form or Registration No.:	Schedule TO	Date Filed:	December 10, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on December 10, 2007, by (i) Agrium Inc., a corporation governed by the Canada Business Corporations Act (“Parent”), (ii) Agrium U.S. Inc., a Colorado corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”), and (iii) Utah Acquisition Co., a Delaware corporation and a direct wholly-owned subsidiary of Purchaser (“Merger Sub”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of UAP Holding Corp., a Delaware corporation, at a purchase price of $39.00 per Share, net to the seller in cash without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 10, 2007 (as previously amended, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.
     The information in the Offer to Purchase is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 11. Additional Information.
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
     “On March 14, 2008, Parent announced that Purchaser had extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 12:00 midnight, New York City time, on Wednesday, April 30, 2008. The Offer had been previously scheduled to expire at 12:00 midnight, New York City time, on Friday, March 14, 2008. The Depositary has advised Parent and Purchaser that, as of 5:00 p.m., New York City time, on March 13, 2008, an aggregate of approximately 31.34 million Shares had been tendered and not withdrawn, representing approximately 59.47% of all of the outstanding Shares. The Offer continues to be conditioned upon the other conditions described in Section 15—“Conditions to the Offer” of the Offer to Purchase.”
     Item 11 of the Schedule TO is hereby amended and supplemented by deleting the last four sentences in the second paragraph in the Offer to Purchase under Section 16 — “Certain Regulatory and Legal Matters” and adding the following thereafter:
     “Parent intends to voluntarily withdraw its Form on March 14, 2008, and plans to re-file such Form with respect to the acquisition of Shares in the Offer with the FTC when it believes that the remaining competitive concerns of the FTC have been fully addressed or remedied. The new waiting period under the HSR Act will expire at 11:59 p.m. on the 15th day after the planned re-filing is completed, unless this period is earlier terminated. Parent remains highly confident of a successful close to the transaction. Parent believes that the closing of the transaction will occur by early summer of 2008.”
     On March 14, 2008, Parent issued a press release regarding the extension of the Offer as well as the intended withdraw and re-filing of its Form, the full text of which is filed as Exhibit (a)(5)(xiii) to this Amendment and is incorporated by reference herein.
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented to include the following:
“(a)(5)(xiii) Press Release issued by Parent on March 14, 2008 (incorporated by reference to Exhibit 1 to Form 6-K filed with the SEC by Parent on March 14, 2008).”

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

AGRIUM INC.
By:	/s/ Michael M. Wilson
	Name:	Michael M. Wilson
	Title:	President & Chief Executive Officer

By:	/s/ Bruce G. Waterman
	Name:	Bruce G. Waterman
	Title:	Senior Vice President, Finance & Chief Financial Officer

AGRIUM U.S. INC.
By:	/s/ Richard L. Gearheard
	Name:	Richard L. Gearheard
	Title:	President & Chief Executive Officer

By:	/s/ Patrick J. Freeman
	Name:	Patrick J. Freeman
	Title:	Vice President & Treasurer

UTAH ACQUISITION CO.
By:	/s/ Richard L. Gearheard
	Name:	Richard L. Gearheard
	Title:	President

By:	/s/ Patrick J. Freeman
	Name:	Patrick J. Freeman
	Title:	Vice President & Treasurer

Dated: March 14, 2008

     Exhibit Index

(a)(1)(i)	Offer to Purchase, dated December 10, 2007 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 10, 2007).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 10, 2007).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 10, 2007).
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 10, 2007).
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 10, 2007).
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 10, 2007).
(a)(1)(vii)	Form of Summary Advertisement as published on December 10, 2007 in The New York Times (incorporated by reference to Exhibit (a)(1(vii) to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 10, 2007).
(a)(5)(i)	Joint press release issued by Parent and the Company on December 3, 2007 (incorporated by reference to Exhibit A to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 3, 2007).
(a)(5)(ii)	A PowerPoint presentation that accompanied a website simulcast on December 3, 2007 by Parent in connection with its proposed acquisition of the Company (incorporated by reference to Exhibit B to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 3, 2007).
(a)(5)(iii)	A message distributed by the Company’s Chief Executive Officer, Chairman and President to the employees of the Company on December 3, 2007 in connection with Parent’s proposed acquisition of the Company (incorporated by reference to Exhibit C to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 3, 2007).
(a)(5)(iv)	A message distributed by Parent’s President and Chief Executive Officer to the employees of Parent on December 3, 2007 in connection with Parent’s proposed acquisition of the Company (incorporated by reference to Exhibit D to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 3, 2007).
(a)(5)(v)	A transcript of a website simulcast by Parent on December 3, 2007 in connection with its proposed acquisition of the Company (incorporated by reference to Exhibit A to the Schedule TO filed with the SEC by Parent, Purchaser and Merger Sub on December 4, 2007).
(a)(5)(vi)	Press release issued by Parent on December 27, 2007 (incorporated by reference to Exhibit 1 to the Form 6-K filed with the SEC by Parent on December 27, 2007).
(a)(5)(vii)	Press release issued by Parent on January 9, 2008 (incorporated by reference to Exhibit 1 to the Form 6-K filed with the SEC by Parent on January 9, 2008).
(a)(5)(viii)	Press release issued by Parent on January 14, 2008 (incorporated by reference to Exhibit 1 to the Form 6-K filed with the SEC by Parent on January 14, 2008).
(a)(5)(ix)	Press release issued by Parent on January 18, 2008 (incorporated by reference to Exhibit 1 to the Form 6-K filed with the SEC by Parent on January 18, 2008).
(a)(5)(x)	Press release issued by Parent on January 21, 2008 (incorporated by reference to Exhibit 1 to the Form 6-K filed with the SEC by Parent on January 22, 2008).
(a)(5)(xi)	Press release issued by Parent on February 11, 2008 (incorporated by reference to Exhibit 1 to the Form 6-K filed with the SEC by Parent on February 11, 2008).
(a)(5)(xii)	Press release issued by Parent on February 25, 2008 (incorporated by reference to Exhibit 1 to the Form 6-K filed with the SEC by Parent on February 25, 2008).
(a)(5)(xiii)	Press release issued by Parent on March 14, 2008 (incorporated by reference to Exhibit 1 to the Form 6-K filed with the SEC by Parent on March 14, 2008).
(b)	Commitment Letter from Royal Bank of Canada to Parent, dated as of December 2, 2007.
(d)(1)	Agreement and Plan of Merger, dated as of December 2, 2007, by and among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 1 to Form 6-K filed with the SEC by Parent on December 3, 2007).
(d)(2)	Confidentiality Agreement between Parent and the Company, dated as of September 25, 2006 (incorporated by reference to Exhibit (e)(2) to Schedule 14D-9 filed with the SEC by the Company on December 10, 2007).
(d)(3)	Side Letter to the Confidentiality Agreement between Parent and the Company, dated as of November 16, 2007 (incorporated by reference to Exhibit (e)(3) to Schedule 14D-9 filed with the SEC by the Company on December 10, 2007).
(d)(4)	Side Letter to the Confidentiality Agreement between Parent and the Company, dated as of November 25, 2007 (incorporated by reference to Exhibit (e)(4) to Schedule 14D-9 filed with the SEC by the Company on December 10, 2007).
(g)	Not applicable.
(h)	Not applicable.